

May 1, 2009

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

   Re: **Evolution Petroleum Corporation**
     Form 10-K for Fiscal Year Ended June 30, 2008
     Filed September 24, 2008
     File No. 1-32942

Dear Mr. McDonald:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       H. Roger Schwall
       Assistant Director